Filed Pursuant to Rule 433

Registration No. 333-224523

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$122,000,000

ZERO-COUPON SENIOR NOTES, DUE DECEMBER 2037

FINAL TERM SHEET

Dated August 24, 2018

Issuer:	Bank of America Corporation
Expected Ratings of this Series:	A3 (Moody’s)/A- (S&P)/A+ (Fitch)
Title of the Series:	Zero-Coupon Senior Notes, Due December 2037 (the “Notes”)
Aggregate Principal Amount:	$122,000,000
Issue Price:	43.328806% of the principal amount ($433.28806 per $1,000 principal amount of the Notes)
Underwriting Discount:	0.75% of the principal amount
Net Proceeds to Issuer	$51,946,143.32
Trade Date:	August 24, 2018
Settlement Date:	August 29, 2018 (T+3)
Maturity Date:	December 15, 2037
Ranking:	Senior
Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Interest: Accrual Yield:	Zero Coupon. The Notes will not bear interest. 4.43% p.a. (for reference only)
Day Count Fraction:	30/360
Payment at Maturity:	100% of the principal amount ($1,000 per $1,000 principal amount of the notes)
Payment Business Day Convention: Business Days:	Following, unadjusted New York/Charlotte
Listing:	None
Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
CUSIP:	06051GHN2
ISIN:	US06051GHN25

Amount Payable Upon Acceleration Following an Event of Default:	The amount due and payable on the Notes (per $1,000 principal amount) upon acceleration of the maturity thereof under the Issuer’s Senior Indenture dated June 27, 2018 (the “Senior Indenture”) following an Event of Default (as defined in the Senior Indenture) with respect thereto will be calculated in accordance with the following formula:

= $1,000 x Issue Price x (1 + Accrual Yield)Y.

For purposes of the above formula, “Y” will equal to the quotient of (a) the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date to (but excluding) the date upon which the principal amount of the Notes has been accelerated in accordance with the terms of the Senior Indenture divided by (b) 360.

Tax Treatment:	The Notes will be treated as debt instruments that have been issued with original issue discount (“OID”) for U.S. federal income tax purposes. Under the relevant rules, U.S. Holders (as defined in the Issuer’s Prospectus identified below) will be required to include OID in their taxable income over the term of the notes. See the section entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Original Issue Discount” in the Issuer’s Prospectus dated June 29, 2018, which forms a part of the Issuer’s registration statement (No. 333-224523) filed with the U.S. Securities and Exchange Commission.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.